Mayer Brown LLP

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August 27, 2014

Mr. David Beaning

Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Auto Leasing LLC II and
Nissan-Infiniti LT Registration Statement on
Form S-3 File No. 333-195774

Dear Mr. Beaning:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”) and in response to the comment (the “Comment”) submitted via telephone on May 13, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) to me on behalf of the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3.

The Depositor’s response to the Comment is set forth below. For ease of reference, a summary of the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Form of Prospectus Supplement – Review of Pool Assets, page S-45

4.	On page S-45 of the form of prospectus supplement, you discuss the nature of the review required by Rule 193 under the Securities Act of 1933, as amended, and the findings and conclusions of the review. Please revise the disclosure to indicate that you will disclose any discrepancies between the disclosure and the pool assets discovered as a result of such Rule 193 review, including any such discrepancies that resulted in the removal of assets from the pool to be securitized or the remediation of the discovered problem in connection with the assets in the pool to be securitized.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. David Beaning

August 27, 2014

Response:

We have revised the disclosure under “The Leases—Review of Pool Assets” on page S-45 to indicate that we will disclose any discrepancies between the disclosure regarding the pool assets discovered as a result of our review of the underlying assets required by Rule 193 under the Securities Act of 1933, as amended, including any such discrepancies that resulted in the removal of assets from the pool to be securitized or the remediation of the discovered problem in connection with the assets in the pool to be securitized.

Mayer Brown LLP

Mr. David Beaning

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, David Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Shishir Bhushan